Exhibit 99.1
Contact: Katie Reinsmidt, Senior Vice President - Investor Relations/Corporate Investments, 423.490.8301, katie_reinsmidt@cblproperties.com

CBL & ASSOCIATES PROPERTIES REPORTS
FIRST QUARTER 2013 RESULTS

s	FFO per diluted share increased 8.2% to $0.53 for the first quarter of 2013, compared with $0.49 for the prior-year period.
s	Same-center NOI, excluding lease termination fees, increased 1.0% in the first quarter 2013 over the prior-year period.
s	Portfolio occupancy at March 31, 2013, increased 40 basis points to 92.2% from 91.8% for the prior-year period.
s	Average gross rent per square foot for stabilized mall leases signed in the first quarter of 2013 increased 10.8% over the prior gross rent per square foot.
s
Same-store sales increased 4.4% to $355 per square foot for mall tenants 10,000 square feet or less for stabilized malls for the rolling twelve months ended March 31, 2013 compared with the prior-year period.

CHATTANOOGA, Tenn. (April 29, 2013) – CBL & Associates Properties, Inc. (NYSE:CBL) announced results for the first quarter ended March 31, 2013. A description of each non-GAAP financial measure and the related reconciliation to the comparable GAAP measure is located at the end of this news release.

	Three Months Ended March 31,
	2013	2012
Funds from Operations (“FFO”) per diluted share	$0.53	$0.49

“The strong operating performance of our market-dominant mall portfolio in the first quarter coupled with the benefits of our new growth platforms have us well on the path towards achieving our 2013 goals,” said Stephen Lebovitz, CBL’s president and chief executive officer. “We are seeing solid improvement in occupancy, NOI, sales and leasing across the portfolio even with the tougher comparison from a year ago. The acquisition of the remaining interest in Kirkwood Mall (Bismarck, ND) also highlights that our focused growth strategy can yield a strong pipeline of profitable investment opportunities in this environment. We will look to build on this momentum throughout the year.

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CBL Reports First Quarter 2013 Results

April 29, 2013

“Our plans for further enhancements to our capital structure with the ultimate goal of an investment grade rating are well underway. Our long-stated preference is for long-term, fixed-rate sources of capital at the most effective pricing, as evidenced by the refinancing of Friendly Center (Greensboro, NC) and Renaissance Center (Durham, NC) at a low ten-year weighted average fixed rate of 3.48%. Raising over $100 million of equity capital in the quarter from the initial activity on our ATM program and the disposition of five non-core office buildings clearly demonstrates our ability to prudently fund our growth. The continued access to these attractive sources of capital and the ample availability on our unsecured credit facilities provide us the flexibility to execute our capital plan and our corporate strategy.”

FFO allocable to common shareholders for the first quarter of 2013 was $85,912,000, or $0.53 per diluted share, compared with $72,178,000, or $0.49 per diluted share, for the first quarter of 2012. FFO of the operating partnership for the first quarter of 2013 was $101,623,000, compared with $92,476,000, for the first quarter of 2012.

Net income attributable to common shareholders for the first quarter of 2013 was $19,090,000, or $0.12 per diluted share, compared with net income of $15,455,000, or $0.10 per diluted share for the first quarter of 2012.

HIGHLIGHTS

▪	Portfolio same-center net operating income (“NOI”), excluding lease termination fees, for the quarter ended March 31, 2013, increased 1.0% compared with an increase of 1.5% for the prior-year period.

▪	Average gross rent per square foot on stabilized mall leases signed during the first quarter of 2013 for tenants 10,000 square feet or less increased 10.8% over the prior gross rent per square foot.

▪
Same-store sales per square foot for mall tenants 10,000 square feet or less for stabilized malls for the rolling twelve months ended March 31, 2013, increased 4.4% to $355 per square foot compared with $340 per square foot in the prior-year period.

▪
Consolidated and unconsolidated variable rate debt of $1,097,660,000, as of March 31, 2013, represented 10.4% of the total market capitalization for the Company, compared with 12.7% as of March 31, 2012, and 20.4% of the Company's share of total consolidated and unconsolidated debt, compared with 22.8% as of March 31, 2012.

▪	Debt-to-total market capitalization was 51.0% as of March 31, 2013, compared with 55.7% as of March 31, 2012.

▪
The ratio of earnings before interest, taxes, depreciation and amortization (“EBITDA”) to interest expense was 2.64 times for the first quarter of 2013, compared with 2.46 times for the first quarter of 2012.

PORTFOLIO OCCUPANCY

	March 31,
	2013	2012
Portfolio occupancy	92.2%	91.8%
Mall portfolio	91.8%	91.9%
Stabilized malls	91.7%	91.8%
Non-stabilized malls	99.3%	95.5%
Associated centers	93.5%	92.9%
Community centers	96.0%	91.0%

ACQUISITIONS
Subsequent to the quarter end, CBL announced that it had completed the acquisition of the remaining 51% interest in Kirkwood Mall in Bismarck, ND. In December 2012, CBL acquired a 49% non-controlling interest in Kirkwood

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CBL Reports First Quarter 2013 Results

April 29, 2013

Mall. In conjunction with the acquisition of the remaining interest, CBL assumed the $40.4 million non-recourse loan secured by the property, which bears a fixed interest rate of 5.75% and matures in April 2018.

DISPOSITION ACTIVITY
During the first quarter 2013, CBL disposed of five office buildings generating total net proceeds of $43.5 million.

FINANCING ACTIVITY
During the quarter, CBL closed on a $100.0 million non-recourse loan secured by Friendly Center in Greensboro, NC. The ten-year loan bears a fixed interest rate of 3.4795% and replaced an existing $77.6 million loan that was scheduled to mature in April 2013. CBL also closed a $16.0 million non-recourse loan secured by Renaissance Center Phase II in Durham, NC. The ten-year loan bears a fixed interest rate of 3.4895% and replaced the existing $15.7 million loan that was scheduled to mature in April 2013. CBL owns 50% of Friendly Center and Renaissance Center Phase II. Excess proceeds from the loans were used to retire loans on several office buildings owned in this same joint venture.

CAPITAL MARKETS ACTIVITY
During the first quarter of 2013, CBL sold 2.7 million common shares, at a weighted average price of $23.58 per share, under its At-The-Market (“ATM”) equity offering program, generating net proceeds of $62.1 million. The proceeds generated from the ATM program were used to reduce the outstanding balances under the Company’s unsecured credit facilities.

OUTLOOK AND GUIDANCE
Based on first quarter results and today’s outlook, the Company is maintaining 2013 FFO guidance in the range of $2.18 - $2.26 per share. Full-year guidance assumes same-center NOI growth in a range of 1.0% - 3.0%, $2.0 million to $4.0 million of outparcel sales and a 25-50 basis point increase in year-end occupancy. The guidance also assumes the pay-off of the Westfield Preferred Units mid-year using the Company’s lines of credit and cash on hand. The guidance excludes the impact of any future unannounced transactions. The Company expects to update its annual guidance after each quarter's results.

	Low	High
Expected diluted earnings per common share	$0.63	$0.71
Adjust to fully converted shares from common shares	(0.1)	(0.11)
Expected earnings per diluted, fully converted common share	0.53	0.6
Add: depreciation and amortization	1.55	1.55
Add: noncontrolling interest in earnings of Operating Partnership	0.1	0.11
Expected FFO per diluted, fully converted common share	$2.18	$2.26

INVESTOR CONFERENCE CALL AND SIMULCAST
CBL & Associates Properties, Inc. will conduct a conference call at 11:00 a.m. ET on Tuesday, April 30, 2013, to discuss its first quarter results. The numbers to call for this interactive teleconference are (800) 736-4594 or (212) 231-2901. A seven-day replay of the conference call will be available by dialing (402) 977-9140 and entering the passcode 21646863. A transcript of the Company's prepared remarks will be furnished on a Form 8-K following the conference call.

To receive the CBL & Associates Properties, Inc., first quarter earnings release and supplemental information please visit our website at cblproperties.com or contact Investor Relations at 423-490-8312.

The Company will also provide an online web simulcast and rebroadcast of its 2013 first quarter earnings release conference call. The live broadcast of the quarterly conference call will be available online at cblproperties.com on Tuesday, April 30, 2013, beginning at 11:00 a.m. ET. The online replay will follow shortly after the call and continue through May 7, 2013.

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CBL Reports First Quarter 2013 Results

April 29, 2013

CBL is one of the largest and most active owners and developers of malls and shopping centers in the United States. CBL owns, holds interests in or manages 158 properties, including 96 regional malls/open-air centers. The properties are located in 31 states and total 92.7 million square feet including 10.5 million square feet of non-owned shopping centers managed for third parties. Headquartered in Chattanooga, TN, CBL has regional offices in Boston (Waltham), MA, Dallas (Irving), TX, and St. Louis, MO. Additional information can be found at cblproperties.com.

NON-GAAP FINANCIAL MEASURES
Funds From Operations
FFO is a widely used measure of the operating performance of real estate companies that supplements net income (loss) determined in accordance with GAAP. The National Association of Real Estate Investment Trusts (“NAREIT”) defines FFO as net income (loss) (computed in accordance with GAAP) excluding gains or losses on sales of depreciable operating properties and impairment losses of depreciable properties, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures and noncontrolling interests. Adjustments for unconsolidated partnerships and joint ventures and noncontrolling interests are calculated on the same basis. We define FFO allocable to common shareholders as defined above by NAREIT less dividends on preferred stock. The Company’s method of calculating FFO allocable to its common shareholders may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

The Company believes that FFO provides an additional indicator of the operating performance of its properties without giving effect to real estate depreciation and amortization, which assumes the value of real estate assets declines predictably over time. Since values of well-maintained real estate assets have historically risen with market conditions, the Company believes that FFO enhances investors’ understanding of its operating performance. The use of FFO as an indicator of financial performance is influenced not only by the operations of the Company’s properties and interest rates, but also by its capital structure. The Company presents both FFO of its operating partnership and FFO allocable to its common shareholders, as it believes that both are useful performance measures. The Company believes FFO of its operating partnership is a useful performance measure since it conducts substantially all of its business through its operating partnership and, therefore, it reflects the performance of the properties in absolute terms regardless of the ratio of ownership interests of the Company’s common shareholders and the noncontrolling interest in the operating partnership. The Company believes FFO allocable to its common shareholders is a useful performance measure because it is the performance measure that is most directly comparable to net income (loss) attributable to its common shareholders.

In the reconciliation of net income attributable to the Company's common shareholders to FFO allocable to its common shareholders, located in this earnings release, the Company makes an adjustment to add back noncontrolling interest in income (loss) of its operating partnership in order to arrive at FFO of its operating partnership. The Company then applies a percentage to FFO of its operating partnership to arrive at FFO allocable to its common shareholders. The percentage is computed by taking the weighted average number of common shares outstanding for the period and dividing it by the sum of the weighted average number of common shares and the weighted average number of operating partnership units outstanding during the period.

FFO does not represent cash flows from operations as defined by accounting principles generally accepted in the United States, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income (loss) for purposes of evaluating the Company’s operating performance or to cash flow as a measure of liquidity.

Same-Center Net Operating Income
NOI is a supplemental measure of the operating performance of the Company's shopping centers. The Company defines NOI as operating revenues (rental revenues, tenant reimbursements and other income) less property operating expenses (property operating, real estate taxes and maintenance and repairs).

Similar to FFO, the Company computes NOI based on its pro rata share of both consolidated and unconsolidated properties. The Company's definition of NOI may be different than that used by other companies and, accordingly, the

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CBL Reports First Quarter 2013 Results

April 29, 2013

Company's NOI may not be comparable to that of other companies. A reconciliation of same-center NOI to net income is located at the end of this earnings release.

Since NOI includes only those revenues and expenses related to the operations of its shopping center properties, the Company believes that same-center NOI provides a measure that reflects trends in occupancy rates, rental rates and operating costs and the impact of those trends on the Company's results of operations. Additionally, there are instances when tenants terminate their leases prior to the scheduled expiration date and pay the Company one-time, lump-sum termination fees. These one-time lease termination fees may distort same-center NOI trends and may result in same-center NOI that is not indicative of the ongoing operations of the Company's shopping center properties. Therefore, the Company believes that presenting same-center NOI, excluding lease termination fees, is useful to investors.

Pro Rata Share of Debt
The Company presents debt based on its pro rata ownership share (including the Company's pro rata share of unconsolidated affiliates and excluding noncontrolling interests' share of consolidated properties) because it believes this provides investors a clearer understanding of the Company's total debt obligations which affect the Company's liquidity. A reconciliation of the Company's pro rata share of debt to the amount of debt on the Company's consolidated balance sheet is located at the end of this earnings release.

Information included herein contains "forward-looking statements" within the meaning of the federal securities laws. Such statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual events, financial and otherwise, may differ materially from the events and results discussed in the forward-looking statements. The reader is directed to the Company's various filings with the Securities and Exchange Commission, including without limitation the Company's Annual Report on Form 10-K, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" included therein, for a discussion of such risks and uncertainties.

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CBL Reports First Quarter Results

April 29, 2013
CBL & Associates Properties, Inc.
Consolidated Statement of Operations
(Unaudited; in thousands, except per share amounts)

	Three Months Ended March 31,
	2013	2012
REVENUES:
Minimum rents	$170,478	$157,510
Percentage rents	4,915	3,452
Other rents	5,297	5,286
Tenant reimbursements	74,359	69,692
Management, development and leasing fees	3,075	2,469
Other	7,853	8,060
Total revenues	265,977	246,469

OPERATING EXPENSES:
Property operating	41,078	36,865
Depreciation and amortization	71,555	62,258
Real estate taxes	23,042	22,329
Maintenance and repairs	14,691	12,757
General and administrative	13,424	13,800
Other	6,656	6,758
Total operating expenses	170,446	154,767
Income from operations	95,531	91,702
Interest and other income	727	1,075
Interest expense	(59,828)	(59,831)
Gain on sales of real estate assets	543	94
Equity in earnings of unconsolidated affiliates	2,619	1,266
Income tax (provision) benefit	174	228
Income from continuing operations	39,766	34,534
Operating income (loss) of discontinued operations	(662)	1,106
Gain on discontinued operations	781	911
Net income	39,885	36,551
Net income attributable to noncontrolling interests in:
Operating partnership	(3,491)	(4,362)
Other consolidated subsidiaries	(6,081)	(6,140)
Net income attributable to the Company	30,313	26,049
Preferred dividends	(11,223)	(10,594)
Net income attributable to common shareholders	$19,090	$15,455
Basic per share data attributable to common shareholders:
Income from continuing operations, net of preferred dividends	$0.12	$0.09
Discontinued operations	—	0.01
Net income attributable to common shareholders	$0.12	$0.10
Weighted average common shares outstanding	161,540	148,495

Diluted earnings per share data attributable to common shareholders:
Income from continuing operations, net of preferred dividends	$0.12	$0.09
Discontinued operations	—	0.01
Net income attributable to common shareholders	$0.12	$0.10
Weighted average common and potential dilutive common shares outstanding	161,540	148,538

Amounts attributable to common shareholders:
Income from continuing operations, net of preferred dividends	$18,989	$13,880
Discontinued operations	101	1,575
Net income attributable to common shareholders	$19,090	$15,455

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CBL Reports First Quarter Results

April 29 2013

The Company's calculation of FFO allocable to Company shareholders is as follows:
(in thousands, except per share data)

	Three Months Ended March 31,
	2013	2012

Net income attributable to common shareholders	$19,090	$15,455
Noncontrolling interest in income of operating partnership	3,491	4,362
Depreciation and amortization expense of:
Consolidated properties	71,555	62,258
Unconsolidated affiliates	9,948	11,111
Discontinued operations	107	1,015
Non-real estate assets	(474)	(417)
Noncontrolling interests' share of depreciation and amortization	(1,607)	(446)
Loss on impairment of real estate, net of tax benefit	—	196
Gain on depreciable property	(2)	(493)
Gain on discontinued operations, net of taxes	(485)	(565)
Funds from operations of the operating partnership	$101,623	$92,476

Funds from operations per diluted share	$0.53	$0.49
Weighted average common and potential dilutive common shares outstanding with operating partnership units fully converted	191,085	190,302

Reconciliation of FFO of the operating partnership to FFO allocable to common shareholders:
Funds from operations of the operating partnership	$101,623	$92,476
Percentage allocable to common shareholders (1)	84.54%	78.05%
Funds from operations allocable to common shareholders	$85,912	$72,178

(1)
Represents the weighted average number of common shares outstanding for the period divided by the sum of the weighted average number of common shares and the weighted average number of operating partnership units outstanding during the period. See the reconciliation of shares and operating partnership units outstanding on page 4.

SUPPLEMENTAL FFO INFORMATION:
Lease termination fees	$813	$750
Lease termination fees per share	$—	$—

Straight-line rental income	$1,090	$410
Straight-line rental income per share	$0.01	$—

Gains on outparcel sales	$543	$99
Gains on outparcel sales per share	$—	$—

Net amortization of acquired above- and below-market leases	$586	$142
Net amortization of acquired above- and below-market leases per share	$—	$—

Net amortization of debt premiums (discounts)	$376	$452
Net amortization of debt premiums (discounts) per share	$—	$—

Income tax benefit	$174	$228
Income tax benefit per share	$—	$—

Loss on impairment of real estate from discontinued operations	$—	$(293)
Loss on impairment of real estate from discontinued operations per share	$—	$—

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CBL Reports First Quarter Results

April 29, 2013

Same-Center Net Operating Income
(Dollars in thousands)

	Three Months Ended March 31,
	2013	2012

Net income attributable to the Company	$30,313	$26,049

Adjustments:
Depreciation and amortization	71,555	62,258
Depreciation and amortization from unconsolidated affiliates	9,948	11,111
Depreciation and amortization from discontinued operations	107	1,015
Noncontrolling interests' share of depreciation and amortization in other consolidated subsidiaries	(1,607)	(446)
Interest expense	59,828	59,831
Interest expense from unconsolidated affiliates	10,072	11,203
Interest expense from discontinued operations	—	230
Noncontrolling interests' share of interest expense in other consolidated subsidiaries	(976)	(460)
Abandoned projects expense	2	(124)
Gain on sales of real estate assets	(543)	(94)
Loss on sales of real estate assets of unconsolidated affiliates	—	5
Loss on impairment of real estate from discontinued operations	—	293
Income tax benefit	(174)	(228)
Net income attributable to noncontrolling interest in earnings of operating partnership	3,491	4,362
Gain on discontinued operations	(781)	(911)
Operating partnership's share of total NOI	181,235	174,094
General and administrative expenses	13,424	13,800
Management fees and non-property level revenues	(7,444)	(7,105)
Operating partnership's share of property NOI	187,215	180,789
Non-comparable NOI	(7,992)	(3,422)
Total same-center NOI	$179,223	$177,367
Total same-center NOI percentage change	1.0%

Total same-center NOI	$179,223	$177,367
Less lease termination fees	(813)	(756)
Total same-center NOI, excluding lease termination fees	$178,410	$176,611

Malls	$160,726	$159,711
Associated centers	8,330	8,064
Community centers	4,695	4,324
Offices and other	4,659	4,512
Total same-center NOI, excluding lease termination fees	$178,410	$176,611

Percentage Change:
Malls	0.6%
Associated centers	3.3%
Community centers	8.6%
Offices and other	3.3%
Total same-center NOI, excluding lease termination fees	1.0%

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CBL Reports First Quarter Results

April 29, 2013

Company's Share of Consolidated and Unconsolidated Debt
(Dollars in thousands)

	As of March 31, 2013
	Fixed Rate	Variable Rate	Total
Consolidated debt	$3,712,645	$967,876	$4,680,521
Noncontrolling interests' share of consolidated debt	(89,079)	—	(89,079)
Company's share of unconsolidated affiliates' debt	658,942	129,784	788,726
Company's share of consolidated and unconsolidated debt	$4,282,508	$1,097,660	$5,380,168
Weighted average interest rate	5.40%	2.39%	4.79%

	As of March 31, 2012
	Fixed Rate	Variable Rate	Total
Consolidated debt	$3,393,241	$1,066,007	$4,459,248
Noncontrolling interests' share of consolidated debt	(29,256)	(726)	(29,982)
Company's share of unconsolidated affiliates' debt	675,356	127,019	802,375
Company's share of consolidated and unconsolidated debt	$4,039,341	$1,192,300	$5,231,641
Weighted average interest rate	5.48%	2.67%	4.84%

Debt-To-Total-Market Capitalization Ratio as of March 31, 2013
(In thousands, except stock price)

	Shares Outstanding	Stock Price (1)	Value
Common stock and operating partnership units	192,933	$23.60	$4,553,219
7.375% Series D Cumulative Redeemable Preferred Stock	1,815	250.00	453,750
6.625% Series E Cumulative Redeemable Preferred Stock	690	250.00	172,500
Total market equity			5,179,469
Company's share of total debt			5,380,168
Total market capitalization			$10,559,637
Debt-to-total-market capitalization ratio			51.0%

(1)	Stock price for common stock and operating partnership units equals the closing price of the common stock on March 28, 2013. The stock prices for the preferred stocks represent the liquidation preference of each respective series.

Reconciliation of Shares and Operating Partnership Units Outstanding
(In thousands)

	Three Months Ended March 31,
2013:	Basic	Diluted
Weighted average shares - EPS	161,540	161,540
Weighted average operating partnership units	29,545	29,545
Weighted average shares- FFO	191,085	191,085

2012:
Weighted average shares - EPS	148,495	148,538
Weighted average operating partnership units	41,764	41,764
Weighted average shares- FFO	190,259	190,302

Dividend Payout Ratio
	Three Months Ended March 31,
	2013	2012
Weighted average cash dividend per share	$0.23864	$0.21913
FFO per diluted, fully converted share	$0.53	$0.49
Dividend payout ratio	45.0%	44.7%

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CBL Reports First Quarter Results

April 29, 2013

Consolidated Balance Sheets
(Unaudited; in thousands, except share data)

	As of
	March 31, 2013	December 31, 2012
ASSETS
Real estate assets:
Land	$905,310	$905,339
Buildings and improvements	7,215,147	7,228,293
	8,120,457	8,133,632
Accumulated depreciation	(2,026,560)	(1,972,031)
	6,093,897	6,161,601
Held for sale	—	29,425
Developments in progress	164,948	137,956
Net investment in real estate assets	6,258,845	6,328,982
Cash and cash equivalents	66,580	78,248
Receivables:
Tenant, net of allowance for doubtful accounts of $2,054 and $1,977 in 2013 and 2012, respectively	76,331	78,963
Other, net of allowance for doubtful accounts of $1,283 and $1,270 in 2013 and 2012, respectively	15,571	8,467
Mortgage and other notes receivable	22,337	25,967
Investments in unconsolidated affiliates	275,349	259,810
Intangible lease assets and other assets	275,064	309,299
	$6,990,077	$7,089,736

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Mortgage and other indebtedness	$4,680,521	$4,745,683
Accounts payable and accrued liabilities	302,946	358,874
Total liabilities	4,983,467	5,104,557
Commitments and contingencies
Redeemable noncontrolling interests:
Redeemable noncontrolling partnership interests	43,615	40,248
Redeemable noncontrolling preferred joint venture interest	423,719	423,834
Total redeemable noncontrolling interests	467,334	464,082
Shareholders' equity:
Preferred stock, $.01 par value, 15,000,000 shares authorized:
7.375% Series D Cumulative Redeemable Preferred Stock, 1,815,000 shares outstanding	18	18
6.625% Series E Cumulative Redeemable Preferred Stock, 690,000 shares outstanding	7	7
Common stock, $.01 par value, 350,000,000 shares authorized, 163,387,752 and 161,309,652 issued and outstanding in 2013 and 2012, respectively	1,634	1,613
Additional paid-in capital	1,804,108	1,773,630
Accumulated other comprehensive income	7,850	6,986
Dividends in excess of cumulative earnings	(472,184)	(453,561)
Total shareholders' equity	1,341,433	1,328,693
Noncontrolling interests	197,843	192,404
Total equity	1,539,276	1,521,097
	$6,990,077	$7,089,736

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